Mail Stop 6010

March 3, 2008

Leo Shi Young
President
Solar Enertech Corp.
2000 University Avenue
East Palo Alto, California 94303

   Re: **Solar Enertech Corp.**
     Preliminary Proxy Materials
     Filed February 13, 2008
     File No. 0-51717

Dear Mr. Young:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 4, page 16

1. Please unbundle the proposal so that shareholders are given an opportunity to vote separately on (1) the reincorporation from the State of Nevada to the State of Delaware and (2) the increase in the authorized number of shares of common stock. Please see Release No. 34-31326 (October 16, 1992).

2. In the disclosure regarding the proposal to be added to increase in the authorized number of shares of common stock, provide investors with enough information so they can make an intelligent voting decision. For example, explain the purpose of the proposal, the registrant's plans with regard to the issuance of additional authorized and unissued

securities, and the potential adverse consequences to existing shareholders, including antitakeover and dilutive effects.

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the proxy statement to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have questions.

Sincerely,

Peggy Fisher
Assistant Director